Exhibit (a)(2)

April 20, 2007

Dear Holder,

I am very pleased to announce that the Board of Directors for Bronco Drilling Company, Inc. (the “Company”) has decided to offer you the opportunity to exchange your Eligible Options for Restricted Stock Awards. The primary reason that this offer is being made is to enhance the value of the equity state for directors, employees and consultants. The main features of the offer include:

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You have the opportunity to exchange your Eligible Options (for years 2005 & 2006) and receive one restricted share of the Company’s common stock, par value $0.01 per share (“Common Stock”) for every two shares of the Company’s Common Stock underlying your Eligible Options. Should you decide that this is something you want to do, all of the unexercised Eligible Options that you hold must be exchanged in the offer. No partial exchanges can occur.

•

The restricted shares of our common stock underlying the restricted Stock Awards received in exchange for the Eligible Options (whether vested or unvested) will vest in equal amounts on January 1, 2008 and January 1, 2009.

•	As more fully described in the enclosed documentation, the restricted shares will be subject to forfeiture as well as accelerated vesting upon the occurrence of certain events.

More detailed information is provided for you in the enclosed Offer to Exchange Document.

In conclusion, the Company is committed to director, employee and consultant ownership of capital stock. The board of directors has authorized this exchange to provide an incentive to eligible holders for their continued efforts and dedication. We believe that your Eligible Options no longer provide the incentives that were intended. For example, many of you currently have stock options with exercise prices significantly above current and recent trading prices. Therefore, this program is being offered on a voluntary basis to allow you to choose whether to keep your Eligible Options at their current exercise prices, or to exchange those options for Restricted Stock Awards.

Please direct any questions that you may have at this time to Mark Dubberstein, General Counsel. He can be reached at (405) 562-4125 or mdubberstein@broncodrill.com.

Sincerely,

D. Frank Harrison

Chief Executive Officer and President

Bronco Drilling Company, Inc.